UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D. C. 20549

FORM 12b-25

Commission File Number 0-14731

NOTIFICATION OF LATE FILING

(CHECK ONE): ☑ Form 10-KSB ྑForm 20-F ྑForm 11-K ྑForm 10-QSB ྑForm N-SAR

For Period Ended: December 31, 2006

ྑ Transition Report on Form 10-KS
ྑ Transition Report on Form 20-F
ྑ Transition Report on Form 11-K
ྑ Transition Report on Form 10-QS
ྑ Transition Report on Form N-SAR
For the Transition Period Ended: _________________________

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates: NA

PART I -- REGISTRANT INFORMATION

HALLADOR PETROLEUM COMPANY
1660 Lincoln Street, Suite 2700
Denver, CO 80264

PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate) ☑

(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
(b)
The subject annual report, semi-annual report, transition report on Form 10-KSB, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-QSB, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III-- NARRATIVE

State below in reasonable detail the reasons why Forms 10-KSB, 20-F, 11-K,10-QSB, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Our financial consultants are busy with other clients, and therefore, we have not been able to complete our work to finalize the 10-KSB.

In addition, issues relating to the Sunrise acquisition have taken longer than anticipated. We expect to file the Form 10-KSB on April 16, 2007.

PART IV-- OTHER INFORMATION

(1)      Name and telephone number of person to contact in regard to this notification.

Victor P. Stabio (Name)	303 (Area Code)	839-5504 (Telephone Number)

(2)
Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s).

☑Yes ྑNo
(3)
Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion hereof?
☑Yes ༂No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

We expect a loss for the year ended December 31, 2006. We had net income of $162,000 for the year ended December 31, 2005.

Hallador Petroleum Company has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2007	By: /S/ VICTOR P. STABIO Victor P. Stabio Chief Executive Officer

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